Filed Pursuant to Rule 424(b)(3)
Registration No. 333-287869

Prospectus Supplement No. 5
(To Prospectus Dated June 20, 2025)

Heidmar Maritime Holdings Corp.

Up to 11,080,332 Common Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 20, 2025 (as supplemented to date, the “Prospectus”) with the information contained in our report on Form 6-K, filed with the Securities and Exchange Commission on March 24, 2026.
The Prospectus relates to the resale from time to time of up to 11,080,332 common shares, par value US$0.001, per share (“Common Shares”) of Heidmar Maritime Holdings Corp., incorporated under the laws of the Marshall Islands, by B. Riley Principal Capital II, LLC, a Delaware limited liability company.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our Common Shares are currently listed on the Nasdaq Capital Market under the symbol “HMR.” On March 23, 2025, the last reported sales price of our Common Shares was US$0.90 per share.
Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.
None of the U.S. Securities and Exchange Commission or any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement or the Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 24, 2026.

Fourth Quarter 2025 Highlights
•	Total revenues of $25.1 million, up from $5.3 million in Q4 2024.
•	Net loss from continuing operations attributable to shareholders of $4.0 million or $0.07 loss per share.
•	Cash and cash equivalents of $18.6 million as of December 31, 2025.
FOURTH QUARTER 2025 RESULTS COMPARED TO FOURTH QUARTER 2024
Total revenues, earned from commissions, management fees and voyage and time charter hire, were $25.1 million for the three months ended December 31, 2025, compared to $5.3 million for the three months ended December 31, 2024. The increase of $19.8 million is mainly attributable to the increased number of vessels that commenced short-term spot and time charter voyages during the fourth quarter of 2025, including the time charter of the Platform Supply Vessel (PSV) ACE Supplier, which commenced its charter operations in April 2025, with the number of vessels during the fourth quarter of 2025 being eight compared to one during the fourth quarter of 2024. Net loss from continuing operations attributable to shareholders was $4.0 million or $0.07 loss per share. General and administration expenses were $5.2 million for the three months ended December 31, 2025, compared to $3.3 million for the three months ended December 31, 2024. The increase of $1.9 million is mainly due to the amortization of the stock-based compensation and costs incurred in 2025 related to the Company being a public company following its listing on the Nasdaq.
YEAR ENDED 2025 RESULTS COMPARED TO YEAR ENDED  2024
Total revenues, earned from commissions, management fees and voyage and time charter hire, were $55.9 million for the year ended December 31, 2025, up $27.0 million from $28.9 million in the same period of 2024. This growth was primarily due to the increased number of vessels that commenced short-term spot and time charter voyages mostly during the second half of 2025 and  the revenues earned from the PSV ACE Supplier, which commenced its charter operations in April 2025, with the number of vessels during the year ended December 31, 2025 being nine compared to two during the corresponding period in 2024. Net loss from continuing operations attributable to shareholders was $8.6 million or $0.15 loss per share. General and administration expenses were $18.5 million for the year ended December 31, 2025, compared to $12.9 million for the year ended December 31, 2024. The increase of $5.6 million is mainly attributable to the amortization of the stock-based compensation, the bonus awarded to certain executives and costs incurred in 2025 related to the Company being a public company following its listing on the Nasdaq.
Key quarterly highlights:
•
On January 28, 2026, the Company announced that the Memorandum of Agreement (MOA) announced on July 7, 2025, with respect to the acquisition of C/V A. Obelix, was mutually terminated in accordance with the terms therein. The deposit of $2,525,000 was returned to the Company, and there was no financial impact to the Company.

•
Under the purchase agreement with B. Riley Principal Capital II LLC (BRPC II) announced in June 2025, the Company as of December 31, 2025, had issued and sold 215,272 shares at a gross average price of $1.26 per share, generating net proceeds of approximately $270,967. During the fourth quarter ended December 31, 2025, the Company issued and sold 13,590 shares at a gross average price of $1.11 per share, generating net proceeds of approximately $15,028.

Fleet Developments:
o
Two MR2 newbuild tankers: Two newbuilding MR2 tankers, constructed at a leading Korean shipyard commenced employment following delivery under  a time charter of approximately two years at a rate of approximately $23,000 per day. The ships joined Heidmar’s technically and commercially managed fleet in February 2026. Both ships have been employed profitably in the short-term period market.

o	One MR2 tanker vessel: One MR2 tanker joined Heidmar’s commercially managed fleet in January 2026.
o	One VLCC tanker newbuilding: A state-of-the-art VLCC tanker, built at a leading Chinese shipyard, joined Heidmar’s commercially managed fleet in late February 2026.
o	One Suezmax tanker newbuilding: A state-of-the-art Suezmax tanker, built at a leading Chinese shipyard, joined Heidmar’s fleet under commercial management in March 2026.
Forward-Looking Statements
This release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company. All statements other than statements of historical facts contained in this press release, including statements regarding the Company’s future results of operations and financial position, business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Heidmar are forward-looking statements. These forward- looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, expansion and growth of the Company’s operations, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker, container or PSV vessel capacity, changes in the Company’s operating expenses, demand for the Company’s managed fleet, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general international geopolitical conditions and conflicts, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as predictions of future events. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

HEIDMAR MARITIME HOLDINGS CORP. FINANCIAL TABLES
Explanatory Note
On February 20, 2025, the common shares of Heidmar Maritime Holdings Corp. (the “Company”) commenced trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “HMR” through a business combination transaction involving Heidmar Inc. (“HMI”) and MGO Global Inc. (“MGO”), a Nasdaq-listed company. The Company and HMI are entities under common control. Pursuant to U.S. generally accepted accounting principles (“U.S. GAAP”), this transaction is accounted for as a business acquisition, with Heidmar Inc. being the accounting acquirer and MGO the acquired entity.
Accordingly, the historical interim financial information of Heidmar Inc. has been carried forward as the historical interim financial information of the Company. The interim financial information for the three-month and twelve-month periods ended December 31, 2025, includes the results of operations and financial position of Heidmar Maritime Holdings Corp. and its subsidiaries, Heidmar Inc. and MGO.
Comparative interim financial information for the three-month and twelve-month periods ended December 31, 2024, reflects only the historical financial results of Heidmar Inc., the accounting acquirer. The results of MGO for the comparative period are not presented within the comparative financial information, as MGO is accounted for as the acquired entity and its historical interim financial information does not constitute the predecessor interim financial information of the Company. The Company consolidates MGO from the date of acquisition.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,

	2025	2024	2025	2024
Revenues:
Trade revenues	3,698,154	2,002,588	12,331,723	13,098,942
Voyage and time charter revenues	21,381,999	3,311,971	43,520,135	15,180,700
Syndication income	-	-	-	670,231
Total revenues	25,080,153	5,314,559	55,851,858	28,949,873
Expenses/ (Income):
Voyage expenses	685,267	-	2,692,965	610,292
(Gain)/ loss on inventories	(122,967)	101,756	(305,600)	101,756
Operating lease, charter-in and other expenses	23,292,622	2,915,165	43,546,230	13,364,229
Gain on disposal of subsidiary	-	-	(61,130)	-
General and administrative expenses	5,176,994	3,347,588	18,540,542	12,899,599
Depreciation and amortization	18,497	10,987	76,467	60,546
Total expenses, net	29,050,413	6,375,496	64,489,474	27,036,422
Net (loss)/income from continuing operations	(3,970,260)	(1,060,937)	(8,637,616)	1,913,451
Net loss from discontinued operations	-	-	(13,923,516)	-

Net (loss)/income	(3,970,260)	(1,060,937)	(22,561,132)	1,913,451

Net (loss)/income from continuing operations per:
Common share, basic and diluted	(0.07)	(0.02)	(0.15)	0.03

Net loss from discontinued operations per:
Common share, basic and diluted	-	-	(0.24)	-

Net (loss)/income per:
Common share, basic and diluted	(0.07)	(0.02)	(0.39)	0.03
Weighted average shares outstanding:
Common shares, basic and diluted	58,400,371	57,123,798	58,203,129	57,123,798

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in U.S. Dollars)
	December 31, 2025	December 31, 2024
	(unaudited)	(audited)
ASSETS
Cash and cash equivalents	18,648,537	20,029,506
Other current assets	7,795,973	10,222,269
Investment in joint venture	-	1,569,573
Other non-current assets	44,755,156	6,300,148
Total assets	71,199,666	38,121,496
LIABILITIES AND STOCKHOLDERS’EQUITY
Accounts payable and accruals	4,168,821	1,730,308
Payable to shareholder	-	5,239,219
Other liabilities	56,321,859	12,936,559
Total stockholders’ equity	10,708,986	18,215,410
Total liabilities and stockholders’ equity	71,199,666	38,121,496

OTHER FINANCIAL DATA (unaudited)
(in U.S. Dollars)

	Year ended December 31,
	2025	2024
Net cash provided by operating activities from continuing operations	13,234,808	6,759,303
Net cash used in investing activities from continuing operations	(5,043,747)	(4,027,411)
Net cash used in financing activities from continuing operations	(9,487,692)	(1,525,185)
Net cash used in operating activities from discontinued operations	(883,550)	-
Net cash provided by investing activities from discontinued operations	883,550	-

NON-GAAP FINANCIAL MEASURES
Reconciliation of Net (loss)/income from continuing operations to Adjusted EBITDA (unaudited)
(in U.S. Dollars)
	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Net (loss)/income from continuing operations	(3,970,260)	(1,060,937)	(8,637,616)	1,913,451
Interest and finance (income)/cost, net	(48,162)	222,161	(268,183)	1,403,975
Depreciation and amortization	18,497	10,987	76,467	60,546
EBITDA	(3,999,925)	(827,789)	(8,829,332)	3,377,972
Stock-based compensation	649,342	-	4,962,819	-
Non-cash expense relating to the fair value of earnout shares	-	-	3,917,767	-
				-
Adjusted EBITDA	(3,350,583)	(827,789)	51,254	3,377,972

Adjusted EBITDA reconciliation:
Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represent net (loss)/income from continuing operations before interest and finance (income)/ costs, net, depreciation and amortization and income taxes, if any, during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA further adjusted to exclude stock-based compensation and the non-cash expense relating to the fair value of the earnout shares which the Company believes are not indicative of the ongoing performance of its core operations. We present EBITDA and Adjusted EBITDA as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income/(loss), cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income/(loss).EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Reconciliation of Net (loss)/income from continuing operations to Adjusted Net (loss)/income from continuing operations) (unaudited)
(in U.S. Dollars)
	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Net (loss) / income from continuing operations	(3,970,260)	(1,060,937)	(8,637,616)	1,913,451
Non-cash expense relating to the fair value of earnout shares	-	-	3,917,767	-
Stock-based compensation	649,342	-	4,962,819	-

Adjusted net (loss)/income from continuing operations attributable to shareholders	(3,320,918)	(1,060,937)	242,970	1,913,451
Weighted-average number of shares outstanding	58,400,371	57,123,798	58,203,129	57,123,798
Adjusted net (loss)/ income from continuing operations per share attributable to shareholders	(0.06)	(0.02)	0.004	0.03
Heidmar considers Adjusted net (loss)/income from continuing operations to represent net (loss)/income before certain non-cash items, including the loss on the fair value of the earnout shares and amortization of stock-based compensation. We have included adjustments for these items because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects these items may have from period-to-period. Our presentation of Adjusted net (loss)/income from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted net (loss)/income from continuing operations per share attributable to shareholders equals Adjusted net (loss)/income from continuing operations per share attributable to shareholders divided by the weighted average number of shares outstanding during the period. Adjusted net (loss)/income from continuing operations and adjusted net (loss)/income from continuing operations per share do not represent and should not be considered as an alternative to net (loss)/income from continuing operations and net (loss)/income from continuing operations per share, as determined by GAAP. The Company's definition of Adjusted net (loss)/income from continuing operations may not be the same as that used by other companies in shipping or other industries. Adjusted net (loss)/income from continuing operations is not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.